Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GroundSwell SPC
1700 Main Street #203
Washougal, WA 98671
groundswellworld.com

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GroundSwell SPC
Address: 1700 Main Street #203, Washougal, WA 98671
State of Incorporation: WA
Date Incorporated: March 14, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: January 01, 2021
Valuation Cap: $8,000,000.00
Discount Rate: 7.5%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
1 vote per share (standard cumulative voting rights)

Material Rights:

Of the 8,000,000 shares on a fully diluted basis, 6,000,000 shares are primary issuances to investors and founders in NPC, LLC and 2,000,000 represent the number of authorized shares under the Employee Equity Incentive plan. Of the 2,000,000 shares authorized, 1,152,445 shares have been issued, 950,963 have vested, 201,482 remain unvested and 847,555 are authorized but not issued.

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks*

Perk 1- GroundSwell card (no cost, no annual fees, no monthly fees, no overdraft) (min $250 investment)

Perk 2- Rewards program free for 1 year, and GroundSwell card (min $350 investment)

Perk 3- GroundSwell-branded hot travel thermos & recycled shopping bag, GroundSwell card, rewards program free for 1 year (min $1,000 investment)

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

GroundSwell SPC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. For example, if you invest in the first 24 hours, your annual interest rate will be 6.6% instead of 6.0%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

GroundSwell is a US-based financial technology ("FinTech") company that empowers organizations dedicated to making a positive change. Our mission is to make the world a better place by helping individuals and companies use their purchasing power as a force for good. We do this by partnering with nonprofits, giving their members and corporate sponsors a way to make financial impact without having to donate more. Using custom-branded debit cards, we redirect 1% of purchases back to their nonprofit, thus giving supporters and sponsors the ability to make a positive difference every day.

In 2017, GroundSwell SPC was organized as a for-profit Washington State Social Purpose Corporation (c-corp) in a reverse merger with its founding entity. NPC LLC (dissolved in the reverse merger), was formed in May 2015 in the State of Nevada and originally served to develop the following assets:

-Key industry relationships with payment processors, manufacturers, and suppliers

-Satisfying the requirements for a Bank Identifications Number

-Developing the partners, programs, and team to rollout

Our desire to reform the company as a social purpose corporation was in order to codify our core mission and principles in our bylaws. This allows us to measure success not only by the revenues generated but also by the health of the community we serve.

Competitors and Industry

There are lots of payment options from traditional banks, credit cards, and credit unions to the bevy of neo banks that have been funded in recent years. Few if any are partnering with nonprofits to share in the revenue and most require people to transgress their values to do business with them. The banking industry is undergoing significant upheaval as technology and customer expectations demand lower fees and enhanced features and service.

Current Stage and Roadmap

We are in the equivalent of a closed beta - with four non profit partners participating. We have developed a white label MVP version of our mobile app with some custom functionality for roundup and direct donations. In May 2019, we launched a web app of our impact calculator, which enables users to measure the good they are creating, to limited users for final testing. We anticipate a full release by late summer 2019.

The Team

Officers and Directors

Name: Daniel Rubano

Daniel Rubano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Board of Directors
  Dates of Service: May 29, 2015 - Present
  Responsibilities: Chief executive officer - primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations, and being the public face of the company. Salary is $120k/yr, working an average of 60 hours/week.

Name: Lawrence Drake PhD

Lawrence Drake PhD's current primary role is with Leadership Education and Development. Lawrence Drake PhD currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: October 01, 2018 - Present
  Responsibilities: The board of directors' key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

- **Employer:** Leadership Education and Development
  Title: Chairman and CEO
  Dates of Service: January 01, 2006 - Present
  Responsibilities: Lead the organization

Name: David Desharnais

David Desharnais's current primary role is with Amazon Web Services (AWS). David Desharnais currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: August 23, 2017 - Present
  Responsibilities: Lead the board of directors. The board of directors' key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

- **Employer:** Amazon Web Services (AWS)
  Title: Group Head and GM, Worldwide Industries
  Dates of Service: July 01, 2018 - Present
  Responsibilities: General Manager

Other business experience in the past three years:

- **Employer:** American Express
  Title: SVP and GM, Digital and Commercial Platforms, Global Commercial Payments
  Dates of Service: August 01, 2015 - July 01, 2018
  Responsibilities: General Manager

Name: Kim Schademan

Kim Schademan's current primary role is with Kim Schademan Custom Homes LLC. Kim Schademan currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors

Dates of Service: July 01, 2019 - Present
Responsibilities: The board of directors' key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

- **Employer:** GroundSwell SPC
  Title: Board of Director
  Dates of Service: March 14, 2017 - September 15, 2018
  Responsibilities: High-level guidance and input for the company and executives

Other business experience in the past three years:

- **Employer:** NPC LLC
  Title: Board of Managers member
  Dates of Service: May 29, 2015 - March 14, 2017
  Responsibilities: Governs management of the managing partners

Other business experience in the past three years:

- **Employer:** Kim Schademan Custom Homes LLC
  Title: Founder, Managing Partner
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Sole owner and operator

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory notes should only be undertaken by persons whose financial

resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the Information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the convertible note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the note back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return

on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Note. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Convertible Note. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

When the convertible note converts to common stock then the investor has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the convertible notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock may have liquidation preferences over holders of Common Stock, including the Convertible Notes being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GroundSwell SPC was formed on March 14, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GroundSwell

SPC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that creating more funding for important causes is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GroundSwell or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GroundSwell could

harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Maximizing short-term returns

The Company is organized as a social purpose company. As a for-profit social purpose company we will attempt to balance short term financial gain, against long term sustainability in social, environmental, and financial areas. This means we will likely reject potentially profitable business outcomes if they fail to align with our social and environmental objectives. If investors do not believe sustainable social and environmental outcomes are important, they should not invest in the company. The Company's goal is to generate positive social, environmental, and financial returns for both shareholders and the communities it serves. The risk factor is not intended, and shall not be deemed to be a complete description of the different strategies between these types of entities and other risks inherent in the investment in these companies.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Rubano	1,833,933	Common Stock	22.9

The Company's Securities

The Company has authorized Common Stock, Convertible Note 1, Convertible Note 2, and Preferred Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share (standard cumulative voting rights)

Material Rights

Of the 8,000,000 shares on a fully diluted basis, 6,000,000 shares are primary issuances to investors and founders in NPC, LLC and 2,000,000 represent the number of authorized shares under the Employee Equity Incentive plan.

Of the 2,000,000 shares authorized, 1,152,445 shares have been issued, 950,963 have vested, 201,482 remain unvested and 847,555 are authorized but not issued.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $1,000,000.00
Maturity Date: July 30, 2019
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: $500,000 in qualified financing

Material Rights

There are no material rights associated with Convertible Note 1.

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $435,000.00
Maturity Date: December 31, 2020
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: $6,500,000.00
Conversion Trigger: $1,000,000 in qualified financing

Material Rights

None of the notes from the second note have been converted as the threshold for conversion has not been met.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

Each outstanding share of Common Stock is entitled to one vote on each matter voted on at a shareholders' meeting, and each outstanding share of Preferred Stock is entitled to such vote or votes, if any, as fixed by the board of directors in these Articles or the articles of amendment filed pursuant to B of this Article III above, provided that no shareholder is entitled to cumulate his or her vote for the election of directors.

Material Rights

B. Designation of Preferred. Stock. The Preferred Stock may be issued in one or 1nore series at such time or times and for such consideration or considerations as the board of directors may determine. Each series will be so designated to distinguish its shares from the shares of all other series and classes. All shares of a series of Preferred Stock will have preferences, limitations, and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in these Articles of Incorporation (these "Articles") or the articles of amendment adopted by the board of directors creating the series, of those of other series of the satne class. Except as otherwise provided in these Articles, different series of Preferred Stock will not be construed to constitute different classes of shares for the purpose of voting by classes.

C. Board Authority to Establish Rights and Preferences. Subject to the foregoing, the board of directors is expressly authorized to provide for the issuance of a]] or any shares of the Preferred Stock in one or tnore series, each with such preferences, limitations, and relative rights as stated in these Articles or the articles of amendment adopted by the board of directors to create such series and filed with the Washington Secretary of State in accordance with the Act. The authority of the board of directors with res_pect to each such series shall include, without limitation of the foregoing, the right to provide that the shares of each such series may (l) have special, conditional,

or limited voting rights, or no voting rights; (2) be redeemable or convertible (a) at the option. of the Corporation, the shareholder, or another person on the occurrence of a designated event, (b) for cash, indebtedness, securities, or other property, or (c) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events; (3) entitle the holders to distributions calculated in any manner, including dividends that n1ay be cu1nulative, non-cumulative, or partially cumulative; and (4) have preference over any other classes or series of shares with respect to distributions, including dividends and distributions upon the dissolution of the Corporation; all as the board of directors may deem advisable and as are not inconsistent with the Act and the provisions of these Articles.

What it means to be a minority holder

As a holder of a convertible note of the company, you will no voting rights in the company. Even upon conversion, as a minority holder of common stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: Fund operations, legal work, reserve funds to get payment processing partners like Visa and the bank to work with us. Also building out mobile and web apps
  Date: September 14, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $435,000.00
  Use of proceeds: Technology and operations
  Date: June 07, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $294,250.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: These monies were raised before the reverse merger of NPC LLC into GroundSwell SPC and these shares were exchanged to compensate investors. These monies were for initial and early stage development of the company.
  Date: June 07, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We are still nascent in the building of our services and products. We are still in a closed beta with 4 organizations. The objective at this phase is to continue testing and refining to improve on our value proposition and model.

The quantitative discussion: The difference is we will have meaningful customers and revenue in the future. To date we have not had either because we spent the last 3 years acquiring the licenses from Visa, signing contracts with the bank, program managers, and processors, assembling the team and partners - as well as building the product to be able to offer our services.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

The company had no revenue in 2018. As we grow and add new customers and cardholders, we will add revenue from card processing fees paid by merchants through our retail GPR programs and corporate card offering, value added services to our customers like RoundUp from anywhere, rewards, and other products and services desired by our customer base, as well as additional marketing and development services to NPOs. We are still nascent in the building of our services and products. The objective at this phase is to continue testing and refining to improve on our value proposition and business model.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, software development expenses, travel expenses, program management expenses, as well as prepayments of future fees. We expect our non payroll expenses to be similar in 2019.

Company had three employees in 2018, and utilized numerous contractors for program management, design, sales, and marketing. We expect to hire more employees in the future and our payroll expenses will increase.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

The company had no revenue in 2017.

Expenses

The Company was formed on March 14, 2017 and it's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, software development expenses, travel expenses, program management expenses, as well as prepayments of future fees.

Company had two employees in 2017, and utilized numerous contractors for program management, design, sales, and marketing.

Historical results and cash flows:

They are not representative of what they should expect. We've deliberately limited the number of customers we've worked with while improving our product and offering. In the future we will add many more customers to the mix and increase revenue through enhancements to our current products and the addition of new ones.

We are still an early stage company with little to no revenue, so the existing financials are not representative of our long term business model. Substantially all of the expense to date has been in assembling the infrastructure to be able to offer cards with no reveunue to offset expenses.

As we grow and add new customers and cardholders, we will add revenue from card proccessing fees paid by merchants through our retail GPR programs and corporate card offering, value added services to our customers like RoundUp from anywhere, rewards, and other products and services desired by our customer base, as well as additional marketing and development services to NPOs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have some cash on hand, as well as a network of investors to raise cash should it become necessary. We are also finalizing the committments of our last convertible note to provide additional current liquidity.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The purpose of this campaign is two fold.

1. To align our investors with our mission. We believe crowdfunding is an essential part of sustainable economic health.

2. To provide working capital, primarily for the completion of our new corporate card infrastructure.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

That depends on the timing and amount of the funds. If we raise close to the $107k it will represent somewhere between 25-40% of our anticipated short term capital needs.
If we raise more, than our preference is to use the funds from crowdfunding rather than traditional early stage investment options.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

1-3 months. We expect our payroll and contractor expenses to increase and are not relying on the minimum raise to satisfy those needs. If we had to rely only on the minimum raise, it would not meet our operating needs and we would need to raise additional capital.

How long will you be able to operate the company if you raise your maximum funding goal?

3-5 months. We do not plan on relying soley on the minimum or maximum raise for our operating needs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate raising additional capital from existing investors and generating some revenue from operations.

Indebtedness

- **Creditor:** Convertible Note 1
  Amount Owed: $1,111,620.31
  Interest Rate: 8.0%
  Maturity Date: July 30, 2019
  Convertible Note into common stock of the company.

- **Creditor:** Convertible Note 2
  Amount Owed: $437,306.72
  Interest Rate: 6.0%

Maturity Date: December 31, 2020
Convertible note that will convert into common stock of the company.

- **Creditor:** Short term note
  Amount Owed: $15,000.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2019

Related Party Transactions

- **Name of Entity:** Andrew Bielat
  Relationship to Company: Convertible Note 1 holder
  Nature / amount of interest in the transaction: The proceeds of the loan will be used for the company's operational needs and requirements.
  Material Terms: A single or series of payments, pending future investment capital raised, totaling FIFTEEN THOUSAND DOLLARS ($15,000.00), costs incurred in the transfer of funds and accrued interest is due in five business days from the time the funds are cleared in the company account(s).

Valuation

Valuation Cap: $8,000,000.00

Valuation Cap Details: We calculated an approximate 5% increase over the previous offering value cap post-money even though the company has new customers and technology coming online since the last offering. Why we are interested in crowdfunding, we believe more in main street investors vrs wall street. This is an early stage startup with significant upside. The valuation cap - is just that, a cap, not an actual valuation owing to the nascent nature. Cardholder accounts are valued at somewhere between $300 and $1200 per card, to achieve a "valuation of $8,000,000 we'd need only to have 16,000 cardholders at a $500 per cardholder. We have many multiples of that number in our universe. In addition to the card revenue and valuation, we have other value added features and services we will add.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  94.0%
  Retargeting to nonprofit supporters to convert them into card holders.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%
  Retargeting to nonprofit supporters to convert them into card holders.

- *Product Development*
  84.0%
  If we raise the full $107k we will be able to release our fully integrated financial, impact and rewards web and mobile apps. We want to integrate our core functions into a single application to deliver useful information about finances, impact, philanthropy, as well as rewards and benefits from a single source - this is a crucial step toward empowering more people to use their purchases as a force for good.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at groundswellworld.com (groundswellworld.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/groundswell

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GroundSwell SPC

[See attached]

I Daniel Rubano, the CEO of GroundSwell SPC,, hereby certify that the financial statements of GroundSwell SPC and notes thereto for the period ending December 31, 2017 and December, 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2018 the amounts reported on our tax returns were total income of $ 0.00 taxable income of $ 0.00 and total tax of $ 0.00

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has executed as of 06/13/2019 (Date of Execution).

Daniel Rubano   (Signature)

CEO   (Title)

06 / 12 / 2019   (Date)

GROUNDSWELL SPC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDING

December 31, 2017 and December 31, 2018

GROUNDSWELL SPC
Index to Financial
Statements (unaudited)

GroundSwell SPC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CCU Bus Checking (6568)	1,951.27
CCU Settlement (0977)	100.00
Total Bank Accounts	**$2,051.27**
Other Current Assets	
Allowance for Bad Debts	5,000.00
Total Other Current Assets	**$5,000.00**
Total Current Assets	**$7,051.27**
TOTAL ASSETS	**$7,051.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,092.14
Total Accounts Payable	**$9,092.14**
Total Current Liabilities	**$9,092.14**
Long-Term Liabilities	
Convertible Note 1	1,000,000.00
Convertible Note 2	50,000.00
Total Long-Term Liabilities	**$1,050,000.00**
Total Liabilities	**$1,059,092.14**
Equity	
Opening Balance Equity	72,073.13
Retained Earnings	-422,387.51
Net Income	-701,726.49
Total Equity	**$ -1,052,040.87**
TOTAL LIABILITIES AND EQUITY	**$7,051.27**

GroundSwell SPC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CCU Bus Checking (6568)	72,185.62
Total Bank Accounts	**$72,185.62**
Other Current Assets	
Allowance for Bad Debts	5,000.00
Total Other Current Assets	**$5,000.00**
Total Current Assets	**$77,185.62**
TOTAL ASSETS	**$77,185.62**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Note 1	427,500.00
Total Long-Term Liabilities	**$427,500.00**
Total Liabilities	**$427,500.00**
Equity	
Opening Balance Equity	72,073.13
Retained Earnings	
Net Income	-422,387.51
Total Equity	**$ -350,314.38**
TOTAL LIABILITIES AND EQUITY	**$77,185.62**

GroundSwell SPC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Processing Costs	109,195.22
Rewards & Benefits	7,500.00
Total Cost of Goods Sold	**$116,695.22**
GROSS PROFIT	**$ -116,695.22**
Expenses	
Advertising & Marketing	6,251.84
Bank Charges & Fees	728.02
Community Development	7,166.34
Contractors	92,818.64
Investment	4.00
Marketing	24,279.28
Operations	38,520.53
Partnerships	17,784.40
Program Management	72,760.07
Video	6,557.50
Total Contractors	**252,724.42**
Insurance	8,103.14
Legal & Professional Services	14,944.60
Meals & Entertainment	3,091.43
Meals - Board of Directors	431.36
Meals - Investor	3,213.23
Meals - Team	751.31
Total Meals & Entertainment	**7,487.33**
Office Supplies & Software	15,399.01
Office/General Administrative Expenses	3,330.18
Other Business Expenses	4,200.74
Payroll Wages	46,359.81
General Administrative Expenses	129,762.59
Payroll Taxes	49,892.81
Total Payroll Wages	**226,015.21**
Reimbursable Expenses	408.00
Rent & Lease	11,388.95
Software Development	2,573.37
Software Subscriptions - Operations	10,794.37
Taxes & Licenses	170.24
Travel	1,905.54
Airfare	3,677.04
Fuel	772.35
Hotel/Lodging	3,622.69
Parking	90.65

	TOTAL
Rental Car/Ground Transportation	945.78
Travel Meals	257.33
Total Travel	**11,271.38**
Utilities	2,074.13
Total Expenses	**$585,031.27**
NET OPERATING INCOME	**$ -701,726.49**
NET INCOME	**$ -701,726.49**

GroundSwell SPC

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
Uncategorized Income	230.39
Total Income	**$230.39**
Cost of Goods Sold	
Processing Costs	99,266.50
Total Cost of Goods Sold	**$99,266.50**
GROSS PROFIT	**$ -99,036.11**
Expenses	
Advertising & Marketing	16,641.48
Bank Charges & Fees	76.00
Contractors	106,694.08
Marketing	600.00
Operations	2,187.50
Program Management	30,000.00
Total Contractors	**139,481.58**
Insurance	1,478.31
Interest Paid	16,000.00
Legal & Professional Services	12,575.51
Meals & Entertainment	3,098.27
Office Supplies & Software	14,743.10
Other Business Expenses	4,458.58
Payroll Wages	
General Administrative Expenses	101,443.03
Total Payroll Wages	**101,443.03**
Rent & Lease	9,110.00
Taxes & Licenses	130.00
Travel	2,099.92
Fuel	125.51
Total Travel	**2,225.43**
Utilities	1,890.11
Total Expenses	**$323,351.40**
NET OPERATING INCOME	**$ -422,387.51**
NET INCOME	**$ -422,387.51**

GroundSwell SPC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-701,726.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	9,092.14
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,092.14**
Net cash provided by operating activities	**$ -692,634.35**
FINANCING ACTIVITIES	
Convertible Note 1	572,500.00
Convertible Note 2	50,000.00
Net cash provided by financing activities	**$622,500.00**
NET CASH INCREASE FOR PERIOD	**$ -70,134.35**
Cash at beginning of period	72,185.62
CASH AT END OF PERIOD	**$2,051.27**

GroundSwell SPC

STATEMENT OF CASH FLOWS
January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-422,387.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Allowance for Bad Debts	-5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,000.00**
Net cash provided by operating activities	**$ -427,387.51**
FINANCING ACTIVITIES	
Convertible Note 1	427,500.00
Opening Balance Equity	72,073.13
Net cash provided by financing activities	**$499,573.13**
NET CASH INCREASE FOR PERIOD	**$72,185.62**
CASH AT END OF PERIOD	**$72,185.62**


Groundswell SPC

STATEMENTS OF STOCKHOLDERS' EQUITY

Exported as of 6/11/2019

No changes from 2017-2018


	Outstanding	Conversion Ratio	As Converted	Percent	Authorized
Common					
Common					10,000,000
Non-Restricted	6,000,000	1.0x	6,000,000	75.00%	
Restricted from Employee Comp	1,152,445	1.0x	1,152,445	14.41%	
Total	**7,152,445**		**7,152,445**	**89.41%**	**10,000,000**
Employee Comp					
Authorized	2,000,000				2,000,000
Restricted Issuances	1,152,445				
Issued	1,152,445				
Issued and Outstanding	1,152,445				
Restricted Stock	1,152,445				
Vested	950,963				
Unvested	201,482				
Remaining Under Plan	847,555		847,555	10.59%	
Total			**8,000,000**	**100.00%**	

NOTE 1 – NATURE OF OPERATIONS

GroundSwell SPC was formed on March 14, 2017 ("Inception") in the State of Washington. The financial statements of GroundSwell SPC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washougal, WA

What makes GroundSwell different is a singular focus on solving critical challenges related to saving the planet and sustaining humanity. We've assembled a platform of services and products for the 213 million philanthropically inclined individuals in the US that aligns, rewards, and promotes their values with economic behavior - without requiring them to give more.
- 1% back Purchase With Purpose Visa debit cards for their loyal supporters.
- 1% back Corporate Purchasing cards for themselves and the philanthropic companies that support them.
- A suite of cardless products like RoundUp, rewards, and an impact app that measures and reinforces their efforts.

Why GroundSwell: Our nonprofit partnerships allow us to acquire loyal customers, in large groups, at a lower cost than our competition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition The Company recognizes revenues from three primary sources:

1. Retail card revenue - the company receives a portion of the interchange fee generated from card use. In addition to the transaction fees, we earn a small fee from our RoundUp and DirectDonate features.
2. Corporate card revenue - the company receives a portion of the interchange fee generated from card use. In addition, we anticipate earning account and per card fees from this program.
3. Non-card revenue - the company earns revenue from services and the sale of goods unrelated to cards we issue.

The company anticipates adding new revenue sources from additional products and services provided to nonprofit partners and cardholders.

What if you had a choice to redirect a fee that the merchant pays every time you buy something - to support your favorite cause or a big bank, what would you do? That is the choice that GroundSwell is giving passionate supporters of NPO. There is nothing extra the supporter has to do, in fact, there are additional benefits one gets when using the GroundSwell card.

We give people the opportunity to make a difference every day - Purchase with Purpose.

Stock-Based Compensation The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has the following debt obligations.

- $1,000,000 + interest in a Convertible Note to be converted to common stock.
- $435,000 + interest in a Convertible Note to be converted to common stock.
- $15,000 short term line of credit to be retired before 12/31/ 2019

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- We have commitments, contracts, and obligations with partners, vendors, and suppliers to provide goods and services both in the present and future.
- We have no capital expenditure commitments contracted but not yet incurred.
- We have no Non-cancelable operating leases
- We have no long term leases (>1 year) of property, land, facilities or equipment.
- We have no unused letters of credit or obligations to reduce debt.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock - We have authorized the issuance of 20,000,000 shares of our common stock with a par value of $0.00. As of June 7, 2019 the company has currently issued 7,152,445 shares of our common stock.

Of the 7,152,445 shares issued, 6,000,000 shares were primary issuances to investors and founders in NPC, LLC and 1,152,445 share were issued through our Employee Equity Incentive plan.

Of the 1,152,445 shares issued through our Employee Equity Incentive plan, 201,482 shares remain unvested.

Preferred Stock - We have authorized the issuance of 5,000,000 shares of our preferred stock with a par value of $0.00. As of June 7, 2019 the company has currently issued 0 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

We have one related party transactions in the form of short term loans from a former board member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements. The amount raised on Convertible Note 2 in 2019 was $385,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing   Edit My Campaign   Diana C. ▾

This offering is not live or open to the public at this moment.



GroundSwell SPC
Purchase with Purpose.



⊘ Website   ⊙ ,   REG CF   FINANCIAL SERVICES

There is a better way to improve life on this planet. GroundSwell empowers millions of people to use their everyday purchases as a force for good.

$0.00 raised ⓘ

0 Investors	**92** Days Left
01/01/21 Maturity Date	**$8M** Valuation Cap
7.5% Discount Rate	**6.0%** Annual Interest Rate
Convertible Note Offering Type	**$250** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

Overview   Team   Terms   Updates⁰   Comments   ♡ Follow

Reasons to Invest

- $90 Billion in invisible card-purchase transaction fees are paid by U.S. merchants annually.

- 69% of Americans gave to a cause in 2018. Demand is growing for social & environmental changes in exchange for consumer patronage.

- 1% of all purchases made by millions of supporters will be redirected by GroundSwell to nonprofit organizations making the world a better place.

Turning transaction fees into donations

THE PROBLEM

You Want to Make a Difference, **but It's Just Too Difficult**

You care about the world, the environment, your community, and those who are less fortunate. You give when you can, but face it: your donations are sporadic and not strategically focused. Moreover, it is impossible to measure your impact.

- Wouldn't you feel better if you gave more, **gave consistently, and gave strategically?**
- Wouldn't it be revolutionary if all this were possible **without costing you anything?**
- What is more, what if you could witness the **positive impact that your giving makes in the world?**

Meanwhile, the reality is that the nonprofit organizations doing the most good for our planet, comprised of millions of supporters, are still chronically underfunded.

GroundSwell decided to do something big to solve these problems for people, important causes, and the planet.



Unleash the **Hidden Power of Your Spending**

GroundSwell took notice and decided to do something with the **$90 billion in processing fees** paid by merchants for accepting payments from credit and debit cards.

By redirecting those fees to causes people care about, we found an easy way to generate sustainable funding for good causes.

With GroundSwell, people and companies get to choose the cause that benefits from their day-to-day purchases - without having to pay for it. We partner with qualified nonprofit organizations to empower their supporters and sponsors to Purchase with Purpose – **by redirecting 1% of the merchant processing fees that typically go to banks when making a purchase.** Individually these transaction fees are small, but they add up to around $90 billion a year. There is great power when, en masse, we direct our collective buying power.

Just as important, **GroundSwell builds cards that are safe, secure, and simple to use.** Our debit cards are free from overdraft fees, recurring fees, annual maintenance fees, and there's no credit check to qualify. For ease of use, you don't have to open a new account or change your current bank account. Your GroundSwell card simply links to your current bank account, allowing you to transfer money either manually or automatically – similar to PayPal, Venmo, or Cash. **As a distinctive perk, GroundSwell also offers active cards users exclusive rewards and benefits on travel, dining and entertainment, a rarity for most debit card programs.**

By **Purchasing with Purpose,** you are supporting non-profit organizations with unrestricted and recurring revenue, allowing them to dedicate more time and resources to the cause you care about.

THE BEST PART – GROUNDSWELL DOES NOT CHARGE THE NONPROFIT OR THE CARDHOLDER A FEE - IT'S FREE!



THE MARKET

Uniting **Debit Cards and Nonprofit Organizations**

There are 1.5 million nonprofits registered in the United States. Their work helps sustain many environmental and social programs our communities could not do without.

With 69% of Americans who give each year, the funding nonprofits receive is still not enough to address all our challenges.

We knew there had to be a way to sustainably fund them - and ***we found it in the financial system.***


Joseph Graves | groundswell

"Nonprofits are always short of cash... The need is always outstripping their resources."

- Renee Irvin, PhD

Director of the Nonprofit Management Program, University of Oregon

For nonprofits, GroundSwell delivers a **highly efficient and sustainable source of funds** that requires none of the cost or trouble that comes with organizing galas and fundraisers. We give organizations **precious unrestricted funding**, that can be deployed without the constraints of donors' requirements.

Nonprofits also gain a **new way to engage** with existing, lapsed, and new supporters who can use their branded card daily and see their impact on our website and mobile app.

Hear one of our nonprofit partner's explain the value of GroundSwell to his supporters:



Younger generations want to align their money with their values. Surveys and case studies show that given the same price and quality, 90 percent of consumers are likely to switch to brands that support a good cause.





Our app tracks your impact & connects you with causes you care about. The first version of the app is built and functioning, including gamified elements.

And, although many brands encourage donations by purchase, many discourage them by making their **programs difficult to navigate** or by **treating them as an afterthought** in their business model.

For example, many come with marginal donation amounts (such as Amazon Smile's 0.5% of certain purchases), or are limited by a purchase-by-date (IKEA), or are online gift shops with a limited number of products to buy that may not fit your taste or needs (St. Jude Children's Research Hospital).

There are also a few donation gift card services on the market such as OneOC, but they require a minimum purchase and the means to meet it.

WHAT WE DO ────────

We Turn **Transaction Fees into Donations**

Simply use your GroundSwell debit card as you would any bank debit card at the time of checkout. That's it! The transaction fee that comes with any purchase is redirected to your favorite nonprofit, just like a donation. **You are simply super-powering your normal, everyday purchasing into a force for good.**

For our closed Beta, we partnered with the nonprofits Life After Hate, LEAD, and Prospera, offering them our debit card, which enables their supporters to purchase in alignment with their values. Our GroundSwell card currently benefits the Community Chest in our hometown. The cards, RoundUp, and DirectDonate features are fully operational. We will continue to improve and iterate on our user experience, product, and messaging.



We are working to grow our list of **nonprofit partners with an emphasis on environmental, educational, and social causes.** Examples in our current pipeline include:

   

THE BUSINESS MODEL ────────

Cultivate a **Movement** > Align Actions with **Values** > Redirect **Revenue** > Reward **Shareholders**.

Fintech is one of the hottest business sectors on the planet and is seeing massive growth with investment dollars pouring in. Companies like Revolut, Chime, N26, and many others have benefited from skyrocketing valuations and billions of dollars in venture capital.

Our competitors are using all that investment capital to build complicated applications and fund an inefficient, brute-force customer acquisition strategy. While they battle each other over the same customers and value proposition, **we are differentiating by growing a movement of passionate people and offering them products like our debit card to get them in alignment with their values.**

We do this by partnering with organizations who already have passionate supporters, which will enable us to attract thousands and tens of thousands of customers at a time. **This strategy has allowed us to minimize the amount of investment dollars needed to get to market and the amount of capital we'll need to raise to scale.**

Why is this important? In the financial industry, the life-time value (LTV) of a customer can be in excess of $1000 per supporter. When you add this all up, the numbers are staggering - a mere 10,000 customers can be valued at $10,000,000. **This is significant because we are positioned to attract millions of loyal customers.**

Our initial product offering enables people to support causes they care about, without needing to give more, through three primary channels:
1. Retail debit cards
2. Corporate debit cards
3. Cardless programs, like rewards

RETAIL
On the retail side, our strategy is to distribute custom branded debit cards, for the benefit of important causes, in partnership with nonprofits. This partnership **allows us to onboard customers efficiently and grow rapidly.** The transaction processing fees that are paid by merchants are what fund the nonprofits - at no cost to the individual cardholders. **We receive a portion of the fee. In addition to the transaction fees, we built RoundUp and DirectDonate features that increase donations and save nonprofits money on their own merchant account. We collect a fee on the funds received.** Transaction fees typically range from 1.15 - 1.75% of every purchase - a fee that is paid by the business accepting the payment, not the cardholder.

CORPORATE
Our corporate card programs are being developed currently with three customer types in mind:
- Nonprofits with high volume of expenses and transactions handled via credit or debit cards
- Nonprofits that are not good candidates for, or are not yet ready, to engage in a retail card program
- For-profit companies that are mission-driven to support important causes

These corporate programs **benefit GroundSwell with increased transaction fee revenue - typically 2.15 - 2.65% of every transaction.** In addition to the higher payout amount, the transactions of a single company can exceed many individual cardholders.

CARDLESS
Lastly, we are developing a few cardless programs that allow us to engage users who aren't ready to use a new debit card but want to participate to support their cause. We will share a portion of the revenue from these cardless programs.

WHY OUR BANKING PARTNERS ARE ON BOARD
We've partnered with banks who are willing to participate in an arrangement like this, because they get the benefit of new deposits. This new deposit base allows them to issue loans, thereby giving them additional loan fees and interest, plus they earn interest on the deposits themselves.



Imagine how great it feels to know every time you use your card, you are helping a life-changing cause, instead of banks!

Development Stage

GroundSwell cards, RoundUp, and DirectDonate features are fully operational. Our impact app is built and functioning, including gamified elements. We will continue to improve and iterate on our user experience, product and messaging.

HOW WE ARE DIFFERENT

We're the **First of Our Kind**

GroundSwell is the first platform to enable anyone to support important causes without having to donate more.

A purchase is the ultimate vote. Every time we buy something, we are either supporting good companies, or those that do harm. We know that nonprofits are chronically underfunded - so why not increase our support of socially responsible companies that are doing good by improving life?



"Being less bad, is not being good."

- William McDonough, Architect and globally recognized leader in sustainable development

Most large banks fund companies that are contributing negatively to environmental and social issues, and yet many good people continue to faithfully deposit money with them.

GroundSwell is an alternative to that quandary. You don't need to sacrifice your values every time you buy something.

Check out how we **empower people and let them decide the impact they want to make** with this example from our forthcoming campaign with Orca Conservancy.

With our card, even a trip to the local coffee shop can support something you care about.



THE VISION

THE VISION

Here's **What Lies Ahead**.

Over the next few months we are focusing on a few key objectives:

1. **Improve our user experience.** By integrating our core functions into a single application. The ability to deliver useful information about finances, impact, philanthropy, as well as rewards and benefits from a single source is a crucial step toward empowering more people to use their purchases as a force for good.
2. **Grow our audience.** GroundSwell is a movement and we need to expand our connections with the people, companies, & organizations that share our values. As we expand the audience, we'll be able to discern new ways to serve them - and increase revenues as a result.
3. **Add to our team.** We will add a couple brilliant team members to help with executing our strategy.



OUR TEAM

A **Company that Cares**

The desire to encourage communal social impact was instilled by our founder, Daniel Rubano. Dan started his career as a podiatric physician and surgeon, with an emphasis in alternative medicine.

In 2004, he and his wife left their comfortable life in Beverly Hills to move to the Pacific Coast of Nicaragua. There they founded, designed, built, and operated Aqua Wellness Resort, a top-five ranking eco-sustainable treehouse retreat where guests reconnected with nature, health and community.

This experience profoundly changed their lives.


Daniel Rubano
Founder | CEO

Upon returning to the United States in 2011, they found many "good" businesses they knew and loved were gone. At the same time, big corporations causing much of our planetary damage were booming. Using lessons learned from his time abroad, he met with other like-minded individuals with a passion for change and worked to develop a lasting solution using our existing community and the consumer culture of which we're a part.





Your investment can help millions of people to purchase with purpose - to lift up people and our planet.

WHY INVEST ────────────

Be Part of the Team That is **Making a Difference**

What we invest in is an insight into what we truly value.

GroundSwell values community and collaboration, so we partnered with StartEngine as a way for us to align our values, by making it possible for anyone to invest with us - not just accredited investors.

Join our community of people becoming more conscious about what our money supports. With your investment, we'll continue to improve our next gen mobile app and add new ways to sustainably fund critically important causes.



If supporting organizations that are fighting for the planet and its people is important to you, join us and invest in GroundSwell.

GroundSwell democratizes philanthropy by allowing people to determine whether their everyday purchases support big banks or important causes.

Infrastructure & Initial Funding

Key relationships established for banking partnerships; $325k raised from friends & family; Reorganized LLC into a social purpose corporation

2015 - 2017

2018

MVP Launch & Learn

Product & Pipeline, Part I

Develop MVP mobile impact app to gamify "purchase with purpose"; Initiate corporate debit card product development and pilot with partners

2019 January - June

2019 June - December

Product & Pipeline, Part II

Rinse & Repeat (Anticipated)

Validate consumer adoption marketing funnel; Grow consumer audience to 2 million supporters; Grow corporate purchasing to $60m annual spend (Anticipated)

2020

$1m in funding closed; MVP campaigns launched and product friction reduced

(Anticipated)

Integrate mobile impact and financial apps; Develop cardless revenue incl. RoundUp and Rewards; Accelerate nonprofit and corporate partner pipelines (Anticipated)

In the Press

PostRecord

SHOW MORE

Meet Our Team



Daniel Rubano

Founder, CEO and Secretary of the Board

Dan's ability to conceptualize and create a diverse range of successful businesses has proven to be his strength. His background includes founder/CEO of AQUA Wellness Resort, a top-five sustainable treehouse retreat in Nicaragua and establishing an integrative medical and surgery center in Beverly Hills as a podiatric physician and surgeon. His experience in FinTech includes EndlessOne BoD and VP on the global marketing team.











Joseph Graves

Operations

Joe was the Co-Founder of Snaplaces, a Made in the USA direct to consumer no-tie shoelace system. He is a reformed investment advisor with over a decade of building financial plans and managing assets. Because of a curious mind, he's developed expertise in the areas of economics, community, architecture, and agriculture. Six days a week you can find him training Brazilian Jiu Jitsu while most people sleep.

Lisa Schumacher

Partnerships

Lisa is passionate about growing young companies that solve big problems with imagination and impact, which made GroundSwell irresistible as her fifth startup. She generated b2b enterprise sales and field marketing results for startups based in Boston and Los Angeles, all while living in Chicago. One startup, CSpace, she helped scale from product-market fit to an over $100M exit to Omnicom.

David Desharnais

Chairman of the Board

David Desharnais is a technology-driven and award-winning Chief Marketing Officer, Chief Product Officer, and enterprise software engineer known for rapidly scaling growth at both global start-ups and large publicly traded companies in the Financial Services, FinTech, and Electronic Design Automation industries. Currently, David is Group Head and GM, Worldwide Industries for Amazon Web Services.

Dr. Lawrence Drake

Vice Chairman of the Board

Dr. Drake is an experienced global leader within multinational corporations and the education management industry. His global leadership for Coca-Cola over many years led to serving as President of The Nigeria/Equatorial Africa Division. Since then, Dr. Drake has provided leadership to several nonprofit organizations, and currently serves as President and Chief Executive Officer of LEADership, Education and Development Program based in Atlanta.












Visa

Card Network

Visa is a global payments technology company working to enable consumers, businesses, banks and governments to use digital currency.

Metropolitan Commercial Bank

Bank

Metropolitan Commercial Bank®, headquartered in New York City, is a full-service commercial bank at the forefront of debit cards issuance through its innovative partnerships.

Axiom Bank

Bank

Axiom Bank, N.A., is a nationally chartered community bank that serves the financial needs of its customers through a wide range of financial products and services.

PrePaid Ventures, LLC

Processor & Program Manager

Prepaid Ventures, LTD. is one of the leading processors of prepaid debit card solutions in the United States.

Offering Summary

Company	GroundSwell SPC
Corporate Address	1700 Main Street #203, Washougal, WA 98671
Offering Minimum	$10,000.00
Offering Maximum	$107,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Common Stock
Conversion Trigger	$1,000,000.00
Maturity Date	January 01, 2021
Valuation Cap	$8,000,000.00
Discount Rate	7.5%
Annual Interest Rate*	6.0%

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in GroundSwell SPC. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $8,000,000.00 Valuation Cap or if less, then you will receive a 7.5% discount on the price the new investors are paying. You also receive 6.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Perks*

Perk 1- GroundSwell card (no cost, no annual fees, no monthly fees, no overdraft) (min $250 investment)

Perk 2- Rewards program free for 1 year, and GroundSwell card (min $350 investment)

Perk 3- GroundSwell-branded hot travel thermos & recycled shopping bag, GroundSwell card, rewards program free for 1 year (min $1,000 investment)

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

GroundSwell SPC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. For example, if you invest in the first 24 hours, your annual interest rate will be 6.6% instead of 6.0%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

their countersigned StartEngine Crowdfunding Inc. Subscription Agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Why We GroundSwell

Text: never doubt that a small group of concerned citizens can change the world. Margaret mead

Speaker 1:
We don't have a lot of time on this planet. Our lasting expression is in the things we leave behind. Our children, our impact on nature, the things we've done on this planet, the good things, and the bad.

Speaker 1:
Our collective actions are having increasingly negative consequences. Species are rapidly disappearing. There's pollution. Children don't have clean water to drink. Intolerance and hate still hold us back. It seems overwhelming.

Speaker 1:
Organizations of people who have dedicated their lives to solving these problems, they are our greatest hope to getting on a path of recovery and sustainability.

Speaker 1:
So how can we help them?

Speaker 2:
Non-profit organizations are chronically underfunded, at a time when banks are posting record profits. At GroundSwell, we're redirecting this wealth to the people and organizations that are doing good.

Speaker 1:
Together, we can create a groundswell of support for these organizations, and change the world.

How is GroundSwell different from other card programs

Text: its in the DNA of groundswell

We exist to redirect revenue back to non-profit organizations

Joseph Graves:
Hi, this is Joe with groundswell, where our mission is to sustainably fund organizations, making the world a better place.

Joseph Graves:
Today I'd like to answer a question that we've been getting a lot, and that is, how are you guys different than some of the other card programs that exist?

Joseph Graves:
And the answer is simple really. This is baked into our DNA, and it's who we are. Banks and credit card companies, they might offer a card to nonprofits, but it's really a way to just get more customers, it's not something that they support from a mission perspective. Whereas, we at groundswell, built this company in order to do this, to get revenue redirected back to the organizations and the people that are making the world a better place. There might be some overlap in what we're doing or how we're doing it, but the reasons we're doing that are completely different.

Joseph Graves:
If you'd like to learn more, visit groundswellworld.com.

Dr Drake from LEAD Introduces GroundSwell

Doctor Larry D.:
I'm Doctor Larry Drake, president and CEO of Leadership Education and Development, affectionately known to most of us as LEAD. I do want to focus on one particular area today and that's sustainability, and the reason I do is because well, you've got to be sustainable before you can do anything else. You got to be around.

Doctor Larry D.:
What we have discovered and what we have decided is that there are certain important elements to being sustainable and one of them is value added partnerships. Over the last few years, we've been searching and working and talking to a number of different potential partners with us. Well, we've discovered one that we think is aligned with what we care about and what they care about, and that organization is called Groundswell.

Joe:
Thank you, Doctor Drake. I'm Joe with Groundswell and we are a social purpose company that is partnering with organizations just like LEAD to give you a new and easy way to use your

everyday purchases as a force for good. Now, the way that we do that is to give you a custom debit card that supports LEAD with every purchase you make without requiring you to donate more.

Joe:
How does that benefit LEAD? It's easy. Now, trips to the grocery store, dinners out, or that morning coffee is going to send a little bit of revenue to LEAD and the best part is is it doesn't have to come out of your pocket.

Joe:
Why would you want to get a card like the LEAD card? Well, in addition to some sweet perks and some cool benefits, comes down to the power of choice and what are you supporting with the purchases you are going to make anyway. We realize many people are giving, but it reaches a point where it's not practical to just give more, but with getting a LEAD card, your purchases that you're making anyway can now support LEAD in their mission or you can use your other cards and be supporting the global financial institutions. The choice is yours.

How does GroundSwell Work

text: in 2018 credit card transaction fees generated over 90,000,000,000 in revenue for big banks. When w pay for our order with a card, the shop gets charged a transaction fee. A $10 purchase could cost as much as 50cents or more. The bank that issues the card gets to keep most of that fee. with millions of transactions per day, that adds up to big profits. Groundswell redirects that massive revenue to organizations that need it most.

Speaker 1: You probably don't realize it, but every time you make a purchase with a debit or credit card, the business has to pay a fee. When w pay for our order with a card, the shop gets charged a transaction fee. Let's say we spend $10 on the transaction. The fee could be as much as $0.50, and the bank that issues the card gets to keep most of that fee. Now that may not seem like much, but with millions of people spending billions of dollars a day, it really adds up.

Speaker 1: What makes GroundSwell different is that our cards share this massive fee revenue with the people and organizations actually making the world a better place.

GroundSwell Founder Shares Origin

Daniel Rubano:

The story behind GroundSwell is simply a movement for positive change. A collective of passionate individuals dedicated to making a difference. When we first came together, there was this common thread. We recognized the fact that organizations doing critical work, the work we need for a healthy planet, are chronically underfunded. We also realized the existing financial system could be repurposed as a force for good to not only measure success by the profit generated but also by the health of that community it served. So GroundSwell was formed for that purpose, to create simple more conscious ways for all of us to begin to support the things we care about. It's just time. Time we all begin to make a difference every day to create ripples that grow into massive tidal waves of positive change. That's GroundSwell. That's GroundSwell.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;
>
> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> (iii) As part of an offering registered under the Securities Act with the SEC; or
>
> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for

companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

> EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

> EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 1, 2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 92.5% of the per share price paid by the Investors or (ii) the price equal to the quotient of $8,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

> (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive

any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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